Nemus Bioscience, Inc.

600 Anton Blvd., Suite 1100

Costa Mesa, CA 92626

(949) 396-0330

November 30, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes, Assistant Director
Ms. Irene Paik

Re:	Nemus Bioscience, Inc.
Registration Statement on Form S-1
File No. 333-214761

Dear Ms. Hayes and Ms. Paik:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nemus Bioscience, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-214761) (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Standard Time on December 5, 2016, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)    should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)   the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that we be notified of such effectiveness by a telephone call to Daniel Rees of Latham &Watkins LLP at 714.755.2244.

Sincerely.

Nemus Bioscience, Inc.

/s/ Brian S. Murphy

Brian S. Murphy

Chief Executive Officer

cc:       Daniel Rees, Latham &Watkins LLP